
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 23, 2017

D. John Srivisal
President and Chief Executive Officer
Quinpario Acquisition Corp. 2
12935 N. Forty Drive
Suite 201
St. Louis, Missouri 63141

> **Re:    Quinpario Acquisition Corp. 2**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2017**
> **File No. 001-36788**

Dear Mr. Srivisal:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Lilyanna Peyser for

                    Mara L. Ransom
                    Assistant Director
                    Office of Consumer Products